AMARC RESOURCES LTD.
CONSOLIDATED FINANCIAL STATEMENTS

     YEARS ENDED
MARCH 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Amarc Resources Ltd.

We have audited consolidated balance sheets of Amarc Resources Ltd. as at March 31, 2004 and 2003, and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2004 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 19, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt upon the Company's ability to continue as a going concern, such as those referred to in note 1 to these financial statements. Our report to the shareholders dated July 19, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 19, 2004

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31	March 31
	2004	2003

ASSETS

Current assets
Cash and equivalents	$13,724,673	$9,849
Marketable securities (note 4)	125,000	605,050
Amounts receivable and prepaids	121,888	256,982
Balances receivable from related parties (note 9)	81,839	–
	14,053,400	871,881

Equipment (note 5)	60,188	77,225
Mineral property interests (note 6)	73,929	–
Reclamation deposit (note 10)	–	70,000

	$14,187,517	$1,019,106

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$182,759	$90,451
Balances payable to related parties (note 9)	–	165,550
	182,759	256,001

Shareholders' equity
Share capital (note 8(b))	20,638,830	8,635,675
Contributed surplus (note 8(e))	413,168	5,805
Deficit	(7,047,240)	(7,878,375)
	14,004,758	763,105
Nature of operations (note 1)
Commitments (note 13)
Subsequent events (note 14)

	$14,187,517	$1,019,106

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended March 31
	2004	2003	2002

Expenses
Conference and travel	$33,404	$12,157	$73,266
Depreciation	17,037	20,750	4,052
Exploration (note 7)	460,252	405,330	3,735,839
Exploration - stock-based compensation (note 8(c))	186,935	–	–
Legal, audit, and accounting	53,913	158,814	178,908
Management and consulting	79,964	73,697	110,971
Office and administration	28,468	107,304	79,820
Salaries and benefits	140,619	272,965	110,766
Shareholder communication	21,495	126,193	20,552
Stock-based compensation (note 8(c))	220,428	5,805	–
Trust and filing	43,915	11,550	11,843
Gain on sale of capital assets	–	–	(2,907)
	1,286,430	1,194,565	4,323,110

Other items
Foreign exchange gain (loss)	(9,621)	(64,609)	1,580
Gain (loss) on sale of marketable securities	2,052,596	(19,500)	–
Government grants (note 11)	–	–	387,880
Interest	74,590	4,963	47,032
Write down of marketable securities	–	(581,010)	–
	2,117,565	(660,156)	436,492

Net income (loss) for the year	$831,135	$(1,854,721)	$(3,886,618)

Basic and diluted net income (loss) per share	$0.04	$(0.12)	$(0.37)

Weighted average number
of common shares outstanding	21,421,096	15,170,448	10,441,233

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
	Years ended March 31
	2004	2003	2002
Deficit, beginning of year	$(7,878,375)	$(6,023,654)	$(2,137,036)
Net income (loss) for the year	831,135	(1,854,721)	(3,886,618)
Deficit, end of year	$(7,047,240)	$(7,878,375)	$(6,023,654)

The accompanying notes are an integral part of these consolidated financial statements

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended March 31
Cash provided by (applied to):	2004	2003	2002

Operating activities
Income (loss) for the year	$831,135	$(1,854,721)	$(3,886,618)
Items not involving cash
Common shares received	–	(1,300,000)	–
Common shares issued for property fees	–	53,699	–
Depreciation	17,037	20,750	4,052
Gain on sale of capital assets	–	–	(2,907)
Loss (gain) on sale of marketable securities	(2,052,596)	19,500	–
Stock-based compensation (note 8(c))	407,363	5,805	–
Write down of marketable securities	–	581,010	–
Changes in non-cash working capital items
Amounts receivable and prepaids	135,094	3,257	(205,551)
Balances receivable from and payable to
related parties	(247,389)	1,344,464	(851,433)
Accounts payable and accrued liabilities	92,308	(130,869)	203,866
	(817,048)	(1,257,105)	(4,738,591)

Investing activities
Proceeds from sale of marketable securities	2,657,646	94,440	–
Mineral property interests	(73,929)	–	–
Proceeds from sale of capital assets	–	–	4,813
Purchase of equipment	–	(76,984)	(24,514)
Purchase of marketable securities	(125,000)	–	–
Reclamation deposit (note 10)	70,000	–	(70,000)
	2,528,717	17,456	(89,701)

Financing activities
Issuance of share capital, net of costs	12,003,155	221,224	1,819,393
	12,003,155	221,224	1,819,393

Increase (decrease) in cash and equivalents	13,714,824	(1,018,425)	(3,008,899)
Cash and equivalents, beginning of year	9,849	1,028,274	4,037,173

Cash and equivalents, end of year	$13,724,673	$9,849	$1,028,274

The accompanying notes are an integral part of these consolidated financial statements

Supplementary disclosure of non-cash financing and investing activities:

During the year ended March 31, 2003, the Company issued an aggregate of 265,680 common shares at a value of $53,699 for property fees. The Company also recorded 7,000,000 common shares of Expatriate Resources Ltd. at a value of $1.3 million. Refer to note 6(c).

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Amarc Resources Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in British Columbia, Canada, and Durango State, Mexico.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are reconciled to United States generally accepted accounting principles in note 15. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc, S.A. de C.V. and Amarc Exploraciones Mineras, S.A. de C.V., which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company's control and primary beneficial ownership (note 6).

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Marketable securities

Marketable securities are recorded at the lower of cost and quoted market value.

(c)	Equipment

Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(d)	Reclamation deposits

Reclamation deposits are recorded at cost (note 10).

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

(e)	Mineral property interests

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production or written off if the properties are allowed to lapse or are abandoned. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are less than estimated fair market value, the unrecoverable portion is charged to earnings in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred. Option payments which are solely at the Company's discretion are recorded as they are made.

Administrative expenditures are expensed in the period incurred.

(f)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(g)	Share-based compensation

Subsequent to April 1, 2002, the Company accounts for all non-cash share-based payments to non- employees, and employee awards that are direct awards of shares, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, share-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash share-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash share-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

Prior to April 1, 2003, no compensation cost was required to be recorded for all other non-cash share-based employee compensation awards. Pursuant to new accounting standards issued by the Canadian Institute of Chartered Accountants, the Company commenced recording non-cash share-based payments to employees using the fair value method on a prospective basis effective April 1, 2003. There has been no effect on any prior periods presented.

Consideration received by the Company upon the exercise of share purchase options, and the stock-based compensation previously credited to contributed surplus related to such options, is credited to share capital.

(h)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for depreciation of equipment, as well as the assumptions used in determining the fair value of non-cash share-based compensation. Actual results could differ from those estimates.

(i)	Foreign currency translation

All of the Company's foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains or losses are expensed.

(j)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(k)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of outstanding options and warrants would be anti-dilutive.

(l)	Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The Company is not exposed to significant credit risk or interest rate risk.

(m)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

4.	MARKETABLE SECURITIES

	Number
	of Shares	Book value	Market value
March 31, 2004
Expatriate Resources Ltd. common shares	250,000	$125,000	$112,500
StrataGold Corporation common shares	206,093	–	84,498

March 31, 2003
Expatriate Resources Ltd. common shares	6,050,500	$605,050	$605,050

The common shares of StrataGold Corporation ("StrataGold") were acquired pursuant to the sale by Expatriate Resources Ltd. ("Expatriate") of its gold property assets to its wholly-owned subsidiary, Stratagold, and the subsequent divestiture of Stratagold shares by Expatriate to the existing

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

shareholders of Expatriate on a pro-rata basis. In November 2003, the Company received 702,093 unrestricted common shares of StrataGold from Expatriate pursuant to this divestiture.

5.	EQUIPMENT

		Accumulated	Net Book
	Cost	Depreciation	Value
March 31, 2004
Automotive	$24,514	$14,058	$10,456
Site equipment	77,551	27,819	49,732
	$102,065	$41,877	$60,188

March 31, 2003
Automotive	$24,514	$9,576	$14,938
Site equipment	77,551	15,264	62,287
	$102,065	$24,840	$77,225

6.	MINERAL PROPERTY INTERESTS

Acquisition Costs
British Columbia, Canada	Buck	RAD
	Property	Property	Total

Balance at March 31, 2004	$65,929	$8,000	$73,929

(a)	British Columbia, Canada

In January 2004, Amarc entered into agreements to acquire 100% interests in each of the Buck, RAD, Sitka and Bob and JMD mineral properties, subject to regulatory approvals.

The 4,750 hectare Buck claims, located 20 kilometres south of Houston, were acquired by reimbursing the optionee $65,929, which represents the cost of staking the property and line cutting to establish a survey grid over it.

The 2,000 hectare RAD claims, located 250 kilometres west of Williams Lake, were acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the $8,000 staking cost.

The 1,275 hectare Sitka Gold Property ("Sitka"), located 30 kilometres northeast of Port Hardy, was acquired subsequent to the year end and after receipt of regulatory approvals, by paying $20,000 in cash and issuing 80,000 shares of the Company.

The 1,200 hectare Bob and the adjacent 100 hectare JMD properties, located 80 km west of Quesnel, were acquired subsequent to the year end after receipt of regulatory approvals by issuing 200,000 shares of the Company, to a prospecting partnership. Of these 200,000 shares, 50,000 will

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

be held in escrow until the Company has reached a third party joint venture agreement or has completed a total of $250,000 in exploration expenditures.

In February and March 2004, the Company entered into agreements to acquire the 2,000 hectare Crystal Property, the 2,000 hectare Orr Property, and the 2,175 hectare Jim Property by agreeing to pay the costs of staking. The Crystal and Orr claims are located approximately 45 kilometres southeast and 35 kilometres southeast of the town of 100 Mile House respectively, and the Jim Property is located 6 kilometres northeast of Horsefly. Subsequently, the Company staked four mineral claims to this property.

In March 2004, the Company entered into an agreement to acquire the 6,400 hectare GBR Property (formerly known as the Wolverine Property) located approximately 70 kilometres northwest of Dease Lake. Amarc has the option to acquire a 100% interest in the mineral claims, subject to a net smelter royalty, from the Iskut North Syndicate by making cash payments totaling $225,000 (of which $15,000 was paid subsequent to year end) and issuing 450,000 shares (of which 30,000 were issued subsequent to the year end).

(b)	Durango State, Mexico Inde Property

The Inde Property ("the Property") comprises approximately 270 hectares and consists of five mineral concessions, of which three are owned outright by the Company and two are held under option. The Company was assigned its interest in the Property in November 2001 from Hunter Dickinson Group Inc., ("HDGI"), a private company related by certain directors in common, in consideration for US$475,000, which was paid during the 2002 fiscal year. The Company also assumed the position of HDGI in the option agreement to acquire two of the claims from the underlying vendor which, as amended during the current fiscal year, will require future semi-annual payments of US$125,000 commencing in December, 2003 until a required balloon payment of US$3.0 million in June 2006. These two claims carry a net smelter returns royalty of 4%, capped at an aggregate of US$2.0 million.

During the 2003 fiscal year, the Company paid finder's fees in connection with the Property of $43,393 and 265,680 common shares, and also paid the underlying property vendor US$25,000 (2002 – US$125,000) in connection with the option agreement assigned from HDGI. No further finder's fees are owed on this property.

In December 2003, and concurrent with the amendment to the underlying option agreement, the Company optioned the Property to Minera Bugambilias, S.A. de C.V. ("Bugambilias"). Bugambilias can earn up to a 70% interest in the Inde Property by exercising two options. Under the First Option, Bugambilias can earn a 51% interest by incurring $2.2 million in expenditures on the property within three years (of which $100,000 must be spent in the first year, $500,000 in the second year and a further $1.6 million in the third year). Bugambilias must also make all required option payments to the underlying property vendor for the first year.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

(c)	Manitoba, Canada Fox River Property

By an agreement dated November 15, 2001, the Company acquired the right to participate in the Fox River Project by investing in, and becoming a general partner of, a limited partnership which held an option to acquire property interests comprising four Special Exploration Permits located near Thompson, Manitoba.

The Fox River Property comprised two permits covering 285,588 hectares owned 100% by Falconbridge Limited ("Falconbridge") and two permits covering 28,392 hectares which were subject to an option agreement between Falconbridge and W. Bruce Dunlop Limited NPL. The Fox River Project option rights held by the partnership entitled it to earn a 60% interest in the Project by expending an aggregate of $12.5 million prior to December 31, 2005, subject to Falconbridge's right to back-in to a 60% interest by completing and financing a bankable feasibility study and by arranging financing and completion guarantees for mine development. The expenditures were to be made at the rate of $2.5 million per year, with the completion date of the first year's amount extended to September 30, 2002, which the Company met.

The other significant general partner of the limited partnership was initially Expatriate Resources Ltd. ("Expatriate"), an unrelated public company. Expatriate's departure from the limited partnership resulted in it surrendering its interest to HDGI and issuing to HDGI 7 million common shares, which shares were then allotted to the Company during the comparative fiscal year at a value of $1.3 million. Refer to note 9(b).

During the year ended March 31, 2003, the Company sought an extension to earn an interest in the Fox River property, which was not agreed to by Falconbridge. In January 2003, the Company terminated its option to earn the joint venture interest from Falconbridge Limited on the Fox River Project.

(d)	Other Properties
Yukon Territory and Saskatchewan

The Company has a 5% net profits interest (NPI) in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

7.	EXPLORATION EXPENSES

		British		Year ended
	Mexico - Inde	Columbia	Fox River	March 31,
Year ended March 31, 2004	Property	Properties	Property	2004
Assays and analysis	$575	$115,087	$–	$115,662
Engineering	–	6,431	–	6,431
Equipment rental	1,119	1,446	–	2,565
Geological	3,964	287,284	–	291,248
Graphics	–	7,197	–	7,197
Helicopter	–	2,302	–	2,302
Property fees/assessment	(6,051)	500	–	(5,551)
Site activities	24,361	15,055	662	40,078
Travel and accommodation	238	82	–	320
Incurred during the year	24,206	435,384	662	460,252
Cumulative exploration expenses,
beginning of year	2,323,210	–	1,810,526	4,133,736

Cumulative exploration expenses,
end of year	$2,347,416	$435,384	$1,811,188	$4,593,988

		British		Year ended
	Mexico - Inde	Columbia	Fox River	March 31,
Year ended March 31, 2003	Property	Properties	Property	2003
Assays and analysis	$51,273	$–	$15,582	$66,855
Drilling	467,227	–	170,756	637,983
Engineering	3,940	–	1,140	5,080
Equipment rental	24,588	–	5,756	30,344
Freight	13,071	–	663	13,734
Geological	297,126	–	198,247	495,373
Government grants	–	–	(97,438)	(97,438)
Graphics	29,519	–	1,633	31,152
Helicopter	–	–	70,097	70,097
Option earn-in rights	–	–	(1,300,000)	(1,300,000)
Option payments	45,078	–	–	45,078
Property fees/assessment	121,301	–	(5,128)	116,173
Site activities	226,417	–	22,973	249,390
Travel and accommodation	34,078	–	7,431	41,509
Incurred during the year	1,313,618	–	(908,288)	405,330
Cumulative exploration expenses,
beginning of year	1,009,592	–	2,718,814	3,728,406

Cumulative exploration expenses,
end of year	$2,323,210	$–	$1,810,526	$4,133,736

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

8.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of 100,000,000 common shares, without par value.

(b)	Issued and outstanding common shares

		Number of
Common shares issued:	Price	Shares	Amount
Balance March 31, 2001		9,770,000	$6,541,359
Issued during fiscal 2002
Private placement, January 2002 (net of issue costs)	$0.40	2,500,000	913,649
Private placement, March 2002 (net of issue costs)	$0.40	2,500,000	905,744
Balance March 31, 2002		14,770,000	8,360,752
Issued during fiscal 2003
Warrants exercised	$0.40	87,500	35,000
Property option payment, September 2002	$0.42	25,500	10,467
Property option payment, October 2002	$0.18	240,180	43,232
Private placement, August 2002 (net of issue costs)	$0.60	345,710	186,224
Balance March 31, 2003		15,468,890	8,635,675
Issued during fiscal 2004
Options exercised	$0.18	30,000	5,400
Options exercised	$0.31	215,000	66,650
Options exercised	$0.48	513,000	246,240
Warrants exercised	$0.40	2,412,500	965,000
Warrants exercised	$0.50	2,500,000	1,250,000
Warrants exercised	$0.73	32,167	23,482
Private placement, October 2003 (i)	$0.30	13,000,000	3,849,889
Private placement, December 2003 (ii)	$0.55	8,002,084	4,189,297
Private placement, March 2004 (iii)	$0.75	2,000,000	1,407,197
Balance March 31, 2004		44,173,641	$20,638,830

(i)
On October 31, 2003 the Company announced a private placement of 13,000,000 units, of which 5,047,000 were flow-through units and 7,953,000 were non flow-through units, at a price of $0.30 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase a common share at a price of $0.34 for a two year period. The warrants are subject to a 45 day accelerated expiry if the closing trade price of the Company's common shares on the TSX Venture Exchange is at least Cdn$0.68 for any ten consecutive trading days. This placement completed on December 31, 2003 (note 8(d)), and the Company incurred $50,111 in share issue costs in respect to it.

(ii)
In December 2003, the Company announced and completed a private placement of 8,002,084 units, of which 4,397,906 were flow-through and 3,604,178 were non flow- through, at a price of $0.55 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase a common share at a price of $0.60 for a one year period. The warrants are subject to a 45 day accelerated expiry if, for any period of ten consecutive trading days following the expiry of the four month hold period, the

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

closing price of the Company's common shares on the TSX Venture Exchange is at least Cdn$1.10. The Company incurred share issue costs of $211,849 in connection with this financing.

(iii)
On March 9, 2004, the Company completed a private placement of 2,000,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one share purchase warrant (note 8(d)), exercisable to purchase a common share at a price of $0.85 for a one year period. The warrants are subject to a 45 day accelerated expiry if, for any period of ten consecutive trading days following the expiry of the four month hold period, the closing price of the Company's common shares on the TSX Venture Exchange is at least $1.50.

Subsequent to March 31, 2004, 80,000 shares were issued to an independent prospector to acquire the Sitka Gold Property, 150,000 common shares were issued to a third party prospecting partnership to acquire the Bob and JMD properties and 30,000 common shares were issued to a syndicate to acquire the GBR Property (note 6(a)).

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 2,970,000 share purchase options, vesting over up to two years, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death.

The continuity of share purchase options for the year ended March 31, 2004 is:

	Exercise	Mar. 31			Expired/	Mar. 31
Expiry date	Price	2003	Granted	Exercised	Cancelled	2004
April 5, 2003	$0.56	1,200,000	–	–	(1,200,000)	–
January 30, 2004	$0.48	667,000	–	(513,000)	(154,000)	–
December 20, 2004	$0.18	97,000	–	(30,000)	–	67,000
May 9, 2005	$0.17	–	7,000	–	–	7,000
March 21, 2005	$0.31	–	2,253,000	(215,000)	(5,000)	2,033,000
March 21, 2005	$0.36	–	25,500	–	–	25,500
March 21, 2005	$0.49	–	73,000	–	–	73,000
		1,964,000	2,358,500	(758,000)	(1,359,000)	2,205,500
Weighted average
exercise price		$0.51	$0.32	$0.42	$0.55	$0.31

The weighted-average contractual remaining life of share purchase options is 0.97 years. Subsequent to March 31, 2004, 35,000 share purchase options were exercised at $0.31.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

The continuity of share purchase options for the year ended March 31, 2003 is:

	Exercise	Mar. 31			Expired/	Mar. 31
Expiry date	Price	2002	Granted	Exercised	Cancelled	2003
April 5, 2003 (i)	$0.56	1,200,000	–	–	–	1,200,000
January 30, 2004	$0.48	688,000	–	–	(21,000)	667,000
December 20, 2004	$0.18	–	97,000	–	–	97,000
		1,888,000	97,000	–	(21,000)	1,964,000
Weighted average
exercise price		$0.53	$0.18	$–	$0.48	$0.51

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the period have been reflected in the statement of operations as follows:

	Year ended	Year ended
	Mar. 31, 2004	Mar. 31, 2003
Exploration
Engineering	$32,130	$–
Environmental, socioeconomic and land	8,682	–
Geological	146,123	–
	186,935	–
Office and administration	220,428	5,805
Total compensation cost recognized in operations,
credited to contributed surplus	$407,363	$5,805

The assumptions used to estimate the fair value of options granted during the year were:

Risk free interest rate	3%
Weighted average expected life	1.4 years
Vesting period	0–6 months
Weighted average expected volatility	103%
Expected dividends	nil

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ending March 31, 2004 is:

	Exercise	Mar. 31			Expired/	Mar. 31
Expiry date	Price	2003	Issued	Exercised	Cancelled	2004
December 27, 2003 (ii)	$0.73	345,710	–	(32,167)	(313,543)	–
December 31, 2003 (iii)	$0.50	200,000	–	–	(200,000)	–
January 7, 2004 (i)	$0.40	2,412,500	–	(2,412,500)	–	–
March 8, 2004 (iv)	$0.50	2,500,000	–	(2,500,000)	–	–
December 31, 2004	$0.60	–	8,002,084	–	–	8,002,084
March 9, 2005	$0.85	–	2,000,000	–	–	2,000,000
December 31, 2005	$0.34	–	13,000,000	–	–	13,000,000
		5,458,210	23,002,084	(4,944,667)	(513,543)	23,002,084
Weighted average
exercise price		$0.47	$0.47	$0.45	$0.64	$0.47

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended March 31, 2003 is:

	Exercise	Mar. 31			Expired/	Mar. 31
Expiry date	Price	2002	Issued	Exercised	Cancelled	2003
January 7, 2003	$0.40	87,500	–	(87,500)	–	–
September 8, 2003	$0.50	2,500,000	–	–	–	2,500,000
December 27, 2003 (ii)	$0.73	–	345,710	–	–	345,710
December 31, 2003 (iii)	$0.50	200,000	–	–	–	200,000
January 7, 2004 (i)	$0.40	2,412,500	–	–	–	2,412,500
		5,200,000	345,710	(87,500)	–	5,458,210
Weighted average
exercise price		$0.45	$0.73	$0.40	$–	$0.47

(i)	In December 2002, the TSX Venture Exchange gave approval for 2,412,500 warrants to have their original expiry dates of January 7, 2003 and July 7, 2003 extended to January 7, 2004.
(ii)
Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.73 until December 27, 2003. The share purchase warrants are subject to a 45-day accelerated expiry if the closing price of the common shares of the Company as traded on the TSX Venture Exchange is at least $1.10 for ten consecutive trading days.

(iii)	In December 2002, the Company amended the exercise price of 200,000 warrants from their original price of $1.00 to $0.50.
(iv)	In September 2003, the TSX Venture Exchange gave approval to extend the expiry date of 2,500,000 share purchase warrants from September 8, 2003 to March 8, 2004.

The contractual remaining life of share purchase warrants is 1.33 years. Subsequent to March 31, 2004, 356,668 share purchase warrants were exercised at $0.34

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

(e)	Contributed surplus

Balance, March 31, 2002	$–
Changes during 2003:
Non-cash share-based compensation (note 7(c))	5,805
Contributed surplus, March 31, 2003	5,805
Changes during 2004:
Non-cash share-based compensation (note 7(c))	407,363
Contributed surplus, March 31, 2004	$413,168

9.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at March 31
Balances receivable (payable)	2004	2003	2002
Hunter Dickinson Inc. (a)	$85,263	$(258,534)	$1,057,075
Hunter Dickinson Group Inc. (b)	(3,424)	92,984	160,976
Anooraq Resources Corporation (c)	–	–	48,652
Farallon Resources Ltd. (d)	–	–	(87,789)
Total	$81,839	$(165,550)	$1,178,914

	Years ended March 31
Transactions	2004	2003	2002
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$502,474	$973,289	$375,964
Hunter Dickinson Group Inc. (b)	12,800	20,736	745,238
C.E.C. Engineering Ltd. (c)	–	10,123	7,888
Property acquisitions
United Mineral Services Ltd. (d)	73,929	–	–

(a)
Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from (payable to) Hunter Dickinson Inc. have arisen in the normal course of exploration work on the Company's mineral properties and from the provision of ongoing administrative services.

(b)	Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provides consulting services at market rates to the Company.

(c)	C.E.C. Engineering Ltd. is a private company controlled by a director, that provides engineering and project management services to the Company based on the fair market value of those services.

(d)	United Mineral Services Ltd. ("UMS") is a private company owned by a director. The Company acquired the 2,000 hectare RAD claims by paying the $8,000 staking cost which

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

had been paid for by UMS and acquired the Buck claims by paying $65,929, the cost of staking the property and line cutting (note 6(a)).

10.	RECLAMATION DEPOSIT

In March 2002, the Company deposited $70,000 in trust with Gordon J. Fretwell Law Corporation as a reclamation deposit related to the Fox River Property (note 6(c)). On January 10, 2003, the Company terminated the option with Falconbridge on the Fox River property. The reclamation deposit in the amount of $70,000 was returned to the Company in June 2003.

11.	GOVERNMENT GRANTS

During the year ended March 31, 2003, the Company received $97,438 (year ended March 31, 2002 - $387,880) from the Manitoba Mineral Exploration Assistance Program, a program which provides financial assistance for non-fuel mineral exploration in Manitoba, in respect of its work on the Fox River Property. Under the terms of this program, the Company is eligible for a rebate of 35% of qualifying expenditures. As each grant application is subject to government review and approval, the Company records the proceeds of these grants upon receipt, and as a reduction of exploration expenses.

12.	INCOME TAXES

As of March 31, 2004, the Company had approximately $1.6 million (2003 - $2.0 million) in non- capital losses and approximately $1.55 million (2003 - $2.0 million) in capital losses for Canadian tax purposes available to reduce taxable income in future years. These non-capital losses expire in various periods ranging from 2010 to 2011. Future tax benefits, if any, resulting from the application of these losses have not been reflected in these financial statements, as it cannot be considered more likely than not that they will be realized.

13.	COMMITMENTS

At March 31, 2004, the Company is committed to incur prior to December 31, 2004, on a best efforts basis, approximately $3.5 million in qualifying Canadian exploration expenses, pursuant to a private placement for which flow-through proceeds were received on or before December 31, 2003 and renounced to subscribers as at that date. To March 31, 2004, approximately $436,000 had been incurred.

14.	SUBSEQUENT EVENTS

Subsequent to the year end, the Company

(a) issued 391,668 common shares pursuant to the exercise of share purchase options and warrants,

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

	(b)	acquired a 100% interest in the Sitka Gold Property by paying $20,000 in cash and issuing 80,000 common shares of Amarc to a third party prospecting partnership (note 6(a)),

	(c)	issued 150,000 common shares to a third party prospecting partnership to acquire a 100% interest in the 1,200 hectare Bob and JMD properties (note 6(a)),

	(d)	issued 30,000 common shares to a third party prospecting group to acquire a 100% interest in the GBR Property (note 6(a)), and

	(e)	announced an agreement to acquire a 100% interest in the Spius gold-copper-molybdenum porphyry property located near Merritt, BC.

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)	Mineral property costs

The Company's policy of expensing all property costs except where an outright property interest has been acquired results in an accounting treatment for these costs which the Company considers to be materially congruent with US GAAP. Accordingly, the Company considers that no US/Canadian GAAP difference exists with respect to mineral property costs in these consolidated financial statements.

(b)	Stock-based compensation

United States Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology, although in certain instances, it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25"). To March 31, 2002, the Company had elected to measure compensation cost for those plans using APB 25 for US GAAP purposes. There were no material differences in the treatment by the Company with respect to stock based compensation under US and Canadian GAAP for the year ended March 31, 2002.

United States Statement of Financial Accounting Standards 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123", permits the Company to adopt a fair value methodology on a prospective basis. Effective April 1, 2002, for US GAAP purposes the Company prospectively adopted the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Canadian GAAP. Accordingly the Company considers there were no material differences in the treatment by the Company with respect to stock based compensation under US and Canadian GAAP for the years ended March 31, 2003 and 2004.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

(c)	Available for sale securities

Under US GAAP, the common shares of StrataGold Corporation ("StrataGold") and of Expatriate Resources Ltd. ("Expatriate") held by the Company would be considered available-for-sale securities to be recorded at fair value in accordance with SFAS 115, " Accounting for Certain Investments in Debt and Equity Securities". Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders' equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is consistent with the treatment prescribed under Canadian GAAP for that occurrence.

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS 130, " Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income (loss) comprises net income (loss) and all changes to shareholders' equity except those resulting from investments by owners and distributions to owners. Canadian GAAP does not require the presentation of comprehensive income (loss).

During the year ended March 31, 2004, for US GAAP purposes the Company would have recorded an upward mark-to-market adjustment of $84,498 (year ended March 31, 2003 – $nil; year ended March 31, 2002 – $nil) related to its investment in common shares of StrataGold.

(d)	Summary of effect of differences in Canadian and US GAAP

The effect of the above differences between Canadian GAAP and US GAAP on the balance sheet and statement of operations and deficit is summarized as follows:

Total assets	2004	2003
Total assets under Canadian GAAP	$14,187,517	$1,019,106
Mark-to-market adjustment, StrataGold	84,498	–
Total assets under US GAAP	$14,272,015	$(1,019,106)

Loss for the year	2004	2003	2002
Income (loss) for the year under Canadian
GAAP and US GAAP	$831,135	$(1,854,721)	$(3,886,618)
Other comprehensive income
Mark-to-market adjustment on StrataGold	84,498	–	–
Comprehensive income (loss)	$915,633	$(1,854,721)	$(3,886,618)

Comprehensive income (loss) per share	0.04	$(0.12)	$(0.37)

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the year ended March 31, 2004 (Expressed in Canadian Dollars)

Deficit	2004	2003	2002
Deficit under Canadian GAAP	$(7,047,240)	$(7,878,375)	$(6,023,654)
Mark-to-market adjustment, StrataGold	84,498	–	–
Deficit under US GAAP	$(6,962,742)	$(7,878,375)	$(6,023,654)